UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

____________________

SELECTIS HEALTH, INC.

(Name of Subject Company (Issuer))

____________________

BLACK PEARL EQUITIES, LLC

and

BLACK PEARL EQUITIES II, LLC,

its wholly owned subsidiary

and

TORTUGA ACQUISITION SUB, INC.,

its wholly owned subsidiary

(Names of Filing Persons (Offerors))

ABRAHAM SCHWARTZ

and

SCHNEUR ZALMAN SCHAPIRO

(Names of Filing Persons (Other Persons))

___________________

COMMON STOCK, PAR VALUE $0.05 PER SHARE

(Title of Class of Securities)

____________________

816291108

(CUSIP Number of Class of Securities)

____________________

Abraham Schwartz

Chief Executive Officer

901 Myrtle Avenue

Brooklyn, NY 11206

(212) 235-1367

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

____________________

With a copy to:

Ryan Nebel
Michael R. Neidell
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
(212) 451-2300

____________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to Tender Offer Statement on Schedule TO (this “Amendment”) is filed by Black Pearl Equities, LLC, a New York limited liability company (“Parent”), Black Pearl Equities II, LLC, a New York limited liability company and a wholly owned subsidiary of Parent (“Purchaser”), and Tortuga Acquisition Sub, Inc., a Utah corporation and a wholly owned subsidiary of Purchaser (“Merger Sub”).

This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed by Parent, Purchaser and Merger Sub with the U.S. Securities and Exchange Commission on July 13, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) relating to their offer to purchase all of the issued and outstanding shares of common stock, par value, $0.05 per share (the “Shares”), of Selectis Health, Inc., a Utah corporation (the “Company”), at a purchase price of $5.75 per Share in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 13, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Except as otherwise set forth in this Amendment, the information in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.

Items 1 through 9 and 11.

The Offer to Purchase, Letter of Transmittal and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Offer was scheduled to expire at 5:00 p.m., New York City time, on August 10, 2026. The Expiration Date of the Offer is extended until 5:00 p.m., New York City time, on August 17, 2026, unless further extended. Additionally, Shares that have been previously tendered may be withdrawn at any time until 5:00 P.M., New York City time, on August 17, 2026. The deadline to deliver Shares pursuant to the guaranteed delivery procedures described in Section 3 of the Offer to Purchase is correspondingly extended to 5:00 p.m., New York City time, on August 18, 2026. The deadline for stockholders wishing to exercise appraisal rights under Utah law to deliver a written demand for appraisal is correspondingly extended.

As of August 10, 2026, 2,807,869 Shares had validly been tendered in, and not withdrawn from, the Offer.

All references to the scheduled expiration of the Offer being “5:00 p.m., New York City time, on August 10, 2026” set forth in the Offer to Purchase or the Letter of Transmittal are hereby amended and replaced with “5:00 p.m., New York City time, on August 17, 2026.”

Item 12. Exhibits.

Item 12 is hereby amended to add the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by Black Pearl Equities, LLC, dated August 11, 2026.*

* Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 11, 2026

BLACK PEARL EQUITIES, LLC

By:	/s/ Abraham Schwartz
	Name:	Abraham Schwartz
	Title:	Chief Executive Officer

BLACK PEARL EQUITIES II, LLC

By:	/s/ Abraham Schwartz
	Name:	Abraham Schwartz
	Title:	Chief Executive Officer

TORTUGA ACQUISITION SUB, INC.

By:	/s/ Abraham Schwartz
	Name:	Abraham Schwartz
	Title:	Chief Executive Officer

ABRAHAM SCHWARTZ

/s/ Abraham Schwartz
Abraham Schwartz

SCHNEUR ZALMAN SCHAPIRO

/s/ Schneur Zalman Schapiro
Schneur Zalman Schapiro